UGI UTILITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Three Months Ended December 31,

		Year Ended September 30,
	2015	2015	2014	2013	2012
Earnings:
Earnings before income taxes	$38,802	$200,539	$207,929	$171,010	$142,971
Interest expense	9,453	40,400	37,897	38,578	41,599
Amortization of debt discount and
expense	41	728	575	731	814
Estimated interest component of
rental expense	688	2,728	2,398	2,090	2,121
	$48,984	$244,395	$248,799	$212,409	$187,505

Fixed Charges:
Interest expense	$9,453	$40,400	$37,897	$38,578	$41,599
Amortization of debt discount and
expense	41	728	575	731	814
Allowance for funds used during
construction (capitalized interest)	101	407	227	286	10
Estimated interest component of
rental expense	688	2,728	2,398	2,090	2,121
	$10,283	$44,263	$41,097	$41,685	$44,544

Ratio of earnings to fixed charges	4.76	5.52	6.05	5.10	4.21